Mail Stop 4720   December 16, 2009

Constantine Alexander, Secretary
Nabi Biopharmaceuticals
12276 Wilkins Avenue
Rockville, MD 20852

        Re: Nabi Biopharmaceuticals
                Preliminary Proxy Statement on Schedule 14A
                Filed December 7, 2009
                File No. 000-04829

Dear Mr. Alexander:

        This is to advise you that we have limited our review of the above proxy statement to the issues identified below.

        Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Pending Confidential Treatment Application

1. It appears that the Company has a pending request for confidential treatment in connection with the NicVAX Agreement. We are currently processing this request and will issue comments, if any, to you in a separate letter that will be forthcoming. Please be advised that we will not be in a position to clear your preliminary proxy filing until we resolve all issues concerning the confidential treatment request.

Proposal One – The NicVAX Agreement and the Transactions Contemplated Thereby

2. We note that your proxy statement does not include financial statements. As the option that GlaxoSmithKline Biologicals S.A. may exercise pursuant to the NicVAX agreement for which you are seeking shareholder approval may constitute the sale, lease or exchange of substantially all of Nabi's assets, your proposal appears to be covered by Item 14(a)(4) of Schedule 14A. Accordingly, please revise your proxy statement to include the financial and pro forma financial information required by Items 14(b)(8) through 14(b)(10).

As appropriate, please revise your proxy statement in response to these comments. You may wish to provide us with marked copies of the revised document to expedite our review. Please furnish a response letter that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Nandini Acharya at (202) 551-3495, Daniel Greenspan at (202) 551-3623 or myself at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Michael C. Williams, Esq.
      Hogan & Hartson LLP
      Columbia Square
      555 Thirteenth Street, NW
      Washington, DC 20004